

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. Ian T. Bothwell
Chief Financial Officer
Penn Octane Corporation
77-530 Enfield Lane, Building D
Palm Desert, California 92211

> **Re:** **Penn Octane Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed April 17, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 21, 2007**
> **File No. 0-24394**

Dear Mr. Bothwell:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations

Options and Warrants of Rio Vista, page 41

1.   We note the exercise of options for the sale of 50% of the General Partner for $164,000 in July 2006, and your subsequent option to reacquire 25% of the General Partner for $1.4 million in February 2007. Tell us the business purpose of the sale and option buyback, and the rational for your option price. We may have further comment.

Consolidated Balance Sheets, page 49

2.   Disclose here or in the footnotes the amount of any accrued liabilities in excess of 5% of total current liabilities for each year presented, or tell us why such disclosure is not needed. Refer to Regulation S-X Rule 5-02(20).

Notes to Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies, page 55

3.   We note you have disclosed impairment testing of long-lived assets as a critical accounting policy on page 45. Tell us why such policy is not disclosed as a significant policy in this footnote or revise this disclosure accordingly.

Note D – Sale of LPG Assets / Discontinued Operations, page 63

4.   We further note the PMI agreement expires March 31, 2007. Tell us what facts and circumstances you considered to conclude that impairment of the Rio Vista pipeline assets was not at least reasonably possible in the coming year, which would require disclosure under Statement of Position 94-6.

Note F – Property, Plant and Equipment, page 69

5.   We note the pipeline assets disclosed here. Tell us why there is no disclosure of the asset retirement obligation associated with these assets as defined by Statement of Financial Accounting Standards 143. In addition, tell us who bears the obligation for any remediation associated with these assets. We may have further comment.

Note H – Income Taxes, page 71

6.   The reconciliation of your effective tax rate to the U.S. Federal statutory rate discloses your net loss from continuing operations and your provision for taxes. Revise this reconciliation to show the differences between your reported tax expense and the amount computed by multiplying the loss before tax by the applicable U.S. Federal statutory rate. Refer to Regulation S-X Rule 4-08(h)(2).

Exhibits 31.1 and 31.2

7.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning to the certification should be revised so as not to include the individual's title.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief